July 29, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

	Re:	Enduro Resource Partners LLC
Enduro Royalty Trust
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-174225
Filed July 25, 2011
Ladies and Gentlemen:
               Set forth below are the responses of Enduro Resource Partners LLC, a Delaware limited liability company (“Enduro Sponsor”), and Enduro Royalty Trust (the “Trust” and, together with Enduro Sponsor, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2011 with respect to the above-referenced Registration Statement (the “Registration Statement”).
               Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Amendment No. 2 to Registration Statement on Form S-1
General
1.	We remind you of prior comments 1 through 4 from our letter to you dated June 13, 2011.

Response: The Registrants acknowledge the Staff’s prior comments 1 through 4 from the Staff’s letter dated June 13, 2011. In that regard, please be advised that the New York Stock Exchange has approved the trust units for listing, subject to official notice of issuance.

2.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

Response: Other than the map depicting the geographic location of the major producing areas of the Underlying Properties included on the inside cover page of the preliminary prospectus, the Registrants will not have any artwork or graphics in the prospectus.

3.	We note your response to prior comment 2 from our letter to you dated July 20, 2011. We also note that your Exhibit A does not appear to include any information regarding the wells operated by Petrohawk Energy Corporation. Please advise.

Response: The Registrants acknowledge the Staff’s comment and have provided the requested information in Exhibit A.
Prospectus Cover Page
4.	Please remove any identification of “joint book-running managers” or “co-managers” on the cover page.

Response: The Registrants acknowledge the Staff’s comment and have revised the cover page accordingly.
Risk Factors, page 17
5.	We note your response to comment 3 from our letter dated July 20, 2011. Please revise your filing to clarify, if true, that your general liability insurance and excess liability coverage would cover legal and contractual liabilities for the Trust.

Response: The Registrants have revised page 27 of the Registration Statement in response to the Staff’s comment.

2

Use of Proceeds, page 35
6.	We note your revised disclosure regarding your use of proceeds, including your plan to distribute proceeds to members and to use the funds for future acquisitions of additional oil and natural gas properties. Please revise your disclosure to identify such members and to clarify, if true, that such distributions will not be made to the registrant’s public unitholders. Please also revise to clarify, if true, that any such future acquisitions will be on behalf of your sponsor, and not on behalf of the Trust.

Response: The Registrants acknowledge the Staff’s comment and have revised pages 15 and 35 of the Registration statement.
Exhibit 5.1
7.	We note that counsel references the term “Trust Units” without defining such term. Please obtain and file a revised opinion that clarifies the units to which the opinion relates.

Response: The Registrants acknowledge the Staff’s comment and have revised the opinion accordingly. Please see Exhibit 5.1 to the Registration Statement.
Exhibit 8.1
8.	We note that counsel has provided its opinion based on such facts, assumptions and representations, and subject to the limitations set forth in, the registration statement, the prospectus and the officer’s certificate. Please provide support from counsel as to why such assumptions and limitations are both necessary and appropriate. In that regard, such assumptions and limitations appear to be overly broad.

Response: The Registrants acknowledge the Staff’s comment and have revised the opinion accordingly. Please see Exhibit 8.1 to the Registration Statement.
Engineering Comments
9.	In regards to your response to prior comment 7 from our letter to you dated July 20, 2011, all proved reserves must meet the standard of reasonable certainty. Therefore, please tell us the evidence that allowed you to determine that horizontal wells in the Haynesville Shale will produce for 50 years. In that regard please tell us the estimated cumulative production of a horizontal well in the Haynesville Shale after 20 years of production. Please also tell us the terminal decline rate you use for these fifty year forecasts.

Response: Wells in the Haynesville Shale have start rates from 12 MMcf per day to 16 MMcf per day in the Elm Grove and Kingston fields. These wells exhibit a hyperbolic

3

decline profile and have an EUR of 6 Bcf to 11 Bcf. Using SEC pricing guidelines, these wells produce economically for 50 years after which the wells are cut off. Enduro Sponsor runs the reserves only 50 years for all properties. Haynesville Shale wells produce on average 87% of their reserves in the first 20 years in the Elm Grove and Kingston fields. A terminal decline rate of a Haynesville Shale proved undeveloped well is 7% per year.
The Registrants have also revised page 62 of the Registration Statement to disclose that Enduro Sponsor believes that the Haynesville Shale wells will produce on average 87% of their reserves in the first 20 years.

10.	As proved reserves are evaluated using only direct costs such as production costs, production taxes, work-overs, gathering, processing, transportation and drilling costs if applicable, and other costs such as G&A, DD&A, interest and derivative losses are not included, we believe that you should disclose to investors that the attribution of proved reserves is not necessarily a sign of future overall corporate profitability.

Response: The Registrants acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 52 and 66 of the Registration Statement.

11.	We note that in the most recent amendment the number of wells you report that you drilled in 2010 has changed. In the latest amendment you report that you drilled 58 gross (11.2 net) development wells and 8 gross (0.7 net) exploratory wells in 2010. In the prior amendment you reported that you had drilled 39 gross (6.2 net) development wells and 13 gross (4.7 net) exploratory wells in 2010. Please reconcile this for us.

Response: The number of wells that were drilled in 2010 changed after Enduro Sponsor went back to verify the information in Amendment No. 2. When Enduro Sponsor performed its procedures, Enduro Sponsor determined that 19 gross wells needed to be added to the table in the Permian region — 14 development wells in the Lost Tank field and 5 development wells in various fields in the Permian region. The exploratory wells in 2010 changed from 13 gross wells to 8 gross wells for the same reason. Since the prior well data was in error, Enduro Sponsor changed the information for the purpose of ensuring the accuracy of the information disclosed to investors.
               Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Sean T. Wheeler at (713) 546-7418.

Very truly yours, /s/ Sean T. Wheeler Sean T. Wheeler of LATHAM & WATKINS LLP

4

cc:	Jon S. Brumley, President and Chief Executive Officer
John W. Arms, Executive Vice President and
          Chief Operating Officer
Kimberly A. Weimer, Vice President and
          Chief Financial Officer
Thomas Adkins, Bracewell & Giuliani LLP
Joshua Davidson, Baker Botts L.L.P.
Gerald M. Spedale, Baker Botts L.L.P.
Craig Stone, Ernst & Young, LLP

5

Exhibit A

Hydraulic Fracturing Fluid Product Component Information Disclosure

Fracture Date	3/3/2011
State:	Louisiana
County:	Bossier
API Number:	17-015-24715
Operator Name:	Petrohawk Energy
Well Name and Number:	Mack Kellum 19H #1
Longitude:	-93.43379303
Latitude:	32.26578543
Long/Lat Projection:	NAD83
Production Type:	Gas
True Vertical Depth (TVD):	11,564
Total Water Volume (gal)*:	6,881,978

Hydraulic Fracturing Fluid Composition:

Trade Name	Supplier	Purpose	Ingredients	Chemical Abstract Service Number (CAS #)	Maximum Ingredient Concentration in Additive (% by mass)**	Maximum Ingredient Concentration in HF Fluid (% by mass)**	Comments
Water		Carrier/Base Fluid				99.93306%	
Sand (Proppant)		Proppant				26.46534%	
FRW-200	Frac Tech	Friction Reducer	No Hazardous Components	NONE		0.11762%	
FRW-300	Frac Tech	Friction Reducer	Ethylene Glycol	107-21-1	5.00%	0.00372%	
ICI-3240	Frac Tech	Biocide	Dazomet	533-74-4	24.00%	0.00417%	
			Sodium Hydroxide	1310-73-2	4.00%	0.00070%	
HCI	Frac Tech	Perforation Clean-Up	36% HCI	7647-01-0	37.93%	41.70704%	
NE 100	Frac Tech	Prevents emulsions	No Hazardous Components	NONE		0.27137%	
FE 200L	Frac Tech	Prevents precipitation	No Hazardous Components	NONE		0.20516%	
CI-350HT	Frac Tech	Corrosion Inhibitor	Methanol	67-56-1	30.00%	0.54970%	
			Propargyl Alcohol	107-19-7	5.00%	0.09120%	
			Ethoxylated 4-nonylphenol	26027-38-3	10.00%	0.18257%	
			Formamide	75-12-7	30.00%	0.54970%	
			Heavy Aromatic Naphtha	64742-94-5	5.00%	0.09120%	
			Isopropanol	67-63-0	30.00%	0.54970%	
			Pine Oil	8002-09-3	5.00%	0.09120%	
			Naphthalene	91-20-3	1.00%	0.01823%	
			Benzyl Chloride	100-44-7	1.00%	0.01823%	
			Quaternary Ammonium Salt	Proprietary	30.00%	0.54970%

• Total Water Volume sources may include fresh water, produced water , and/or recycled water •• Information is based on the maximum potential for concentration and thus the total may be over 100% All component infonnation listed was obtained from the supplier’ s Material Safety Data Sheets (MSDS). As such, the Operator is not responsible for inaccurate and/or incomplete infonnation. Any questions regarding the content of the MSDS should be directed to the supplier v.tlo provided it. The Occupational Safety and Health Administration’ s (OSHA) regulations govem the criteria for the disclosure of this information , Please note that Federal Law protects “proprietary”, “trade secret”, and “confidential business information” and the criteria for how this infonnation is reported on an MSDS is subject to 29 CFR 1910.1200(i) and Appendix D.

Hydraulic Fracturing Fluid Product Component Information Disclosure Fracture Date 3118/2011 Slate: Louisiana County: De Soto API Number: 17-031-25379 Operator Name: Petrohawk Energy Well Name and Number: Bloxom 15H #1 Longitude : ·93.68n9031 Latltude: 32.28273551 Long/Lat Projection: NAD83 Production Type : Gas True Vertical Depth (TVD): 11,404 Totai Water Volume (gal)” : 6,618,528 Hydraulic Fracturing Fluid Composition: Trade Name I Supplier Purpose Ingredients Chemical Abstract Maximum Maximum Comments Service Number Ingredient Ingredient (CAS #) Concentration Conce ntration in Additive in HF Fluid (% by mass} “ (% by mass) “ Water Carrier 1Bas Fluid 99.93306% Sand I Proppant Proppant 26.46534% FRW-200 FracTech Friction Reducer No Hazardardous Components NONE 0.09412% FRW-300 Frac Tech Friction Reducer Ethylene Glycol 107-21-1 5.00% 0.00248% ICI-3240 Frac Tech Biocide Dazomet 533-74-4 24.00% 0.00417% ICI-3240 Frac Tech Biocide Sodium Hydroxide 1310-73-2 4.00% 0.00070% HCI Frac Tech Perforation Ciean-Up 36% HCI 7647-01-0 37.93% 41.70704% NE 100 Frac Tech Emulsion Preventer No Hazardardous Components NONE 0.00% 0.27137% FE 200L [Frac Tech Precipitation Preventer No Hazardardous Components NONE 0.00% 0.20516% CI ·350HT [Frac Tech [Corrosion Inhibitor Methanol 67-56-1 30.00% 0.54970% Propargyl Alcohol 107-19-7 5.00% 0.09120% E1hoxylated4-Nonylphenol 26027-38-3 10.00% 0.18257% Formamide 75-12-7 30.00% 0.54970% Heavy Aromatic Naphtha 64742-94-5 5.00% 0.91200% Isopropanol 67-63-0 30.00% 0.54970% Pine Oil 08002-09-3 5.00% 0.09120% Naphthalene 91-20-3 1.00% 0.01823% Benzyl Chloride 100-44-7 1.00% 0.01823% Quarternary Ammonium Salt Proprietary 30.00% 0.54970%

* Total Water Volume sources may include fresh water, produced water, and/or recycled water

** Information is based on the maximum potential for concentration and thus the total may be over 100%

All component information listed was obtained from the supplier's Material Safety Data Sheets (MSDS). As such, the Operator is not responsible for inaccurate and/or incomplete information. Any questions regarding the content of the MSDS should be directed to the supplier who provided it. The Occupational Safety and Health Administration's (OSHA) regulations govern the criteria for the disclosure of this information. Please note that Federal Law protects "proprietary", "trade secret", and "confidential business information" and the criteria for how this information is reported on an MSDS is subject to 29 CFR 1910.1200(i) and Appendix D.

Hydraulic Fracturing Fluid Product Component Information Disclosure Fraclure Date 3/10/2011 Stale: Louisiana County: Bienville API Number: 17-013 ·22053 Operator Name: Petrohawk Energy Well Name and Number: Gilbert 22H #1 Longitude: -93.28703549 Latitude: 32.36732459 Long/Lat Projecllon: NAD83 Production Type : Gas True Vertical Depth (TVD): 11,542 Total Water Volume (gal) *: 6,808,410 Hydraulic Fracturing Fluid Composition: Trade Name Supplier I Purpose Ingredients Chemical Abstract Maximum Maximum Comments Service Number Ingredient Ingredient (CAS#) Concentration Concentration in Additive in HF Fluid I (“to by mass]:” (“to by mass}” Water Carrier/Base Fluid 99.93306% Sand (Proppant) Proppant 26.46534% FRW-200 Frac Tech Friction Reducer No Hazardous Components NONE 0.09412% FRW-300 Frac Tech Friction Reducer Ethylene Glycol 107-21-1 5.00% 0.00248% ICI-3240 Frac Tech Biocide Dazomet 533-74-4 24.00% 0.00417% Sodium Hydroxide 1310-73-2 4.00% 0.00070% HCI [Frac Tech Perforation Clean-Up 36% HCI 7647-{)1-{) 37.93% 41.70704% NE 100 Frac Tech Prevents emulsions No Hazardous Components NONE 0.27137% FE 200L Frac Tech Prevents precipitation No Hazardous Components NONE 0.20516% CI-350HT Frac Tech Corrosion Inhibitor Methanol 67-56-1 30.00% 0.54970% Propargyl Alcohol 107-19-7 5.00% 0.09120% Elhoxylaled 4-nonylphenol 26027-38-3 10.00% 0.18257% Formamide 75-12-7 30.00% 0.54970% Heavy Aromatic Naphtha 64742-94-5 5.00% 0.09120% Isopropanol 67-63-0 30.00% 0.54970% Pine Oil 8002-{)9-3 5.00% 0.09120% Naphthalene 91-20-3 1.00% 0.01823% Benzyl Chloride 100-44-7 1.00% 0.01823% Quaternary Ammonium Salt Proprietary 30.00% 0.54970%

• Total Water Volume sources may include fresh water , produced water, and/or recycled water •• Information is based on the maximum potential for concentration and thus the total may be over 100% All component information listed was obtained from the supplier’ s Material Safety Data Sheets (MSDS). As such, the Operator is not responsible for inaccurate and/or incomplete information. Any questions regarding the content of the MSDS should be directed to the supplier who provided it. The Occupational Safety and Health Administration’ s (OSHA) regulations govern the criteria for the disclosure of this information. Please note that Federal Law protects “proprietary”, “trade secret “, and “confidential business information” and the criteria for how this information is reported on an MSDS is subject to 29 CFR 1910.1200(i) and Appendix D.